UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10027060

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-37905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jackson Securities, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Herndon Plaza 100 Auburn Ave, NE
(No. and Street)

Atlanta (City) GA (State) 30303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reuben R. McDaniel III. (404) 443-3130
(Area Code-Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwich Coleman Levin, LLC
(Name - *if individual, state last, first, middle name*)

125 S. Wacker Drive, Suite 1500 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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FEB 26 2010

Washington, DC
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Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Reuben R. McDaniel III., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jackson Securities, LLC., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President/CEO

Title

Notary Public DeBorah D. Wilson
My Commission Expires October 23, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to the methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

JACKSON SECURITIES, LLC
A Subsidiary of Atlanta Life Financial Group
December 31, 2009

CONTENTS

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS

125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT

To the Members
Jackson Securities, LLC

We have audited the accompanying statement of financial condition of Jackson Securities, LLC, (a subsidiary of Atlanta Life Financial Group) as of December 31, 2009 and the related statements of operations, changes in members' equity (deficit) and cash flows and supplemental information for the year then ended that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Jackson Securities, LLC as of December 31, 2009, and the results of its operations, changes in its members' equity (deficit) and its cash flows for the year then ended in conformity with accounting principles generally accepted accounting principles in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwich Coleman Levin, LLC

Horwich Coleman Levin, LLC
Certified Public Accountants
Chicago, Illinois

February 26, 2010

JACKSON SECURITIES, LLC
A Subsidiary of Atlanta Life Financial Group
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Cash and cash equivalents	$	531,293
Cash on deposit with clearing brokers		104,575
Receivables from broker-dealers and clearing organizations		458,680
Receivables from clients and correspondents		224,872
Secured demand notes collateralized by marketable securities		1,150,000
Marketable securities owned, at market value		988,412
Office equipment, at cost less accumulated depreciation of $28,538		60,939
Other assets		121,938
TOTAL ASSETS	$	3,640,709

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

LIABILITIES

Accounts payable	$	9,916
Marketable securities sold, not yet purchased at market value		994,267
Prepaid rental revenue		8,217
Accrued expenses		410,359
Security deposits		17,233
Intercompany shared corporate services payable		25,000
Accrued interest on intercompany loan payable		23,492
		1,488,484
Liabilities subordinated to claims of general creditors		6,623,881
MEMBERS EQUITY (DEFICIT)		(4,471,656)
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$	3,640,709

The accompanying notes are an integral part of these statements

JACKSON SECURITIES, LLC
A Subsidiary of Atlanta Life Financial Group
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2009

REVENUES	
Underwriting income	$ 4,995,499
Equity sales and trading	753,245
Taxable fixed income	646,079
Corporate finance	1,738
Wealth management	86,624
TOTAL REVENUES	6,483,185
COST OF SALES	
Clearing fees, and other trading costs	301,521
GROSS PROFIT	6,181,664
EXPENSES	
Salaries, wages and commissions	3,210,070
Employee benefits	353,673
Taxes, licenses and fees	56,967
Office expenses (including rent expense)	396,380
Travel	90,467
Contract services	192,764
Data processing	414,525
Intercompany shared corporate services	300,000
Other operating expenses	447,139
TOTAL EXPENSES	5,461,985
INCOME FROM OPERATIONS	719,679
OTHER EXPENSES	
Interest expense	(544,815)
TOTAL OTHER EXPENSES	(544,815)
NET INCOME	$ 174,864

The accompanying notes are an integral part of these statements

JACKSON SECURITIES, LLC
A Subsidiary of Atlanta Life Financial Group
STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT)
For the Year Ended December 31, 2009

Members' equity (deficit), beginning of the year, as previously reported	$ (4,666,879)
Adjustment for over accrual of subordinated loan interest	20,359
Members' equity (deficit), beginning of the year, as restated	(4,646,520)
Net income for 2009	174,864
Members' equity (deficit), end of the year	$ (4,471,656)

The accompanying notes are an integral part of these statements

JACKSON SECURITIES, LLC
A Subsidiary of Atlanta Life Financial Group
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

OPERATING ACTIVITIES	
Net income	$ 174,864
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	7,038
Changes in operating assets and liabilities	
Cash on deposit with clearing brokers	1,403
Receivables from broker-dealers and clearing organizations	(226,662)
Receivables from clients and correspondents	(179,127)
Other assets	(27,859)
Accounts payable	(16,032)
Prepaid rental revenue	8,217
Accrued expenses	321,357
Security deposits	17,233
Accrued interest on intercompany loan payable	4,931
NET CASH PROVIDED BY OPERATING ACTIVITIES	85,363
INVESTING ACTIVITIES	
Securities sold	(551,608)
Securities purchased	556,712
Purchase of office equipment	(10,113)
NET CASH USED IN INVESTING ACTIVITIES	(5,009)
FINANCING ACTIVITIES	
Proceeds from subordinated loan	4,381,833
Payments on intercompany loan payable	(2,642,806)
Payments on accrued interest on subordinated loans	(825,368)
Payments on shared corporate services payable	(571,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	342,659
NET INCREASE IN CASH	423,013
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	108,280
CASH AND CASH EQUIVALENTS END OF YEAR	$ 531,293

The accompanying notes are an integral part of these statements

1. BUSINESS ACTIVITY

Jackson Securities, LLC ("Jackson" or the "Company"), a Georgia limited liability company, is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") formerly the National Association of Securities Dealers ("NASD"). The Company provides a broad spectrum of investment banking and brokerage services to institutional and retail clients throughout the United States. Jackson's principal lines of business include: securities underwriting for municipal and corporate debt, securities underwriting for corporate equity offerings, investment banking and advisory services to issuers of municipal bonds, institutional equity trading, research, financial advisory and investment management services. Jackson is headquartered in Atlanta, Georgia, has offices in 7 additional states, and is registered and licensed by the FINRA to conduct business in 49 states and the District of Columbia.

In 2006, Atlanta Life Financial Group ("Atlanta Life") purchased 72% of the membership interests, and the Company became a subsidiary of Atlanta Life Financial Group.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial statement presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Issuance of FASB Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162.* SFAS No. 168 establishes the FASB Standards Accounting Codification ("Codification") as the source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied to nongovernmental entities, and rules and interpretive releases of the SEC as authoritative GAAP for the SEC registrants. The Codification supersedes all of the existing non-SEC accounting and reporting standards, but is not intended to change or alter existing U.S. GAAP. The Codification changes the references of financial standards within the Company's financial statements. All references made to U.S. GAAP uses the new Accounting Standards Codification ("ASC") and the new Codification numbering system prescribed by the FASB.

Revenue recognition

Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from the amount that would be recognized on a trade date basis. Underwriting income from debt and equity offerings are recorded on the settlement date of the offering.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivables from broker-dealers and clearing organizations

Represents commission income earned, but not yet received, on security transactions and underwriting activities. Management of Jackson believes all amounts included in receivables from brokers, dealers, and clearing organizations are collectable in full and, accordingly, no allowance for doubtful accounts is deemed necessary at December 31, 2009.

Receivables from clients and correspondents

Represents fees earned but not yet received on underwriting bond deals. Management of Jackson believes all amounts included in receivables from clients and correspondents are collectable in full and, accordingly, no allowance for doubtful accounts is deemed necessary at December 31, 2009.

Furniture and equipment

Furniture and equipment are depreciated on the straight-line method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2009 was $7,038.

Cash and cash equivalents

Jackson considers all highly liquid investments, with a maturity of three months or less when purchased, to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable securities

Investments in marketable securities are considered to be trading securities and are valued at fair value. Securities not readily marketable are valued at estimated fair value as determined by management. The resulting difference between cost and market value is included in income.

Income taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company is subject to certain state taxes.

Subsequent events

The Company has evaluated subsequent events through February 26, 2010, which represents the date that these financial statements were available to be issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value

ASC 820 formerly known as FASB Statement No. 157, *Fair Value Measurements* defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1- inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company have the ability to access.

Level 2- inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly

Level 3- are unobservable inputs for the asset or liability and rely on managements own assumptions that market participants would use in pricing the asset or liability

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009

	Carrying Amount	Total Fair Value	Level 1	Level 2	Level 3
Financial assets (liabilities)					
Secured demand notes, collateralized					
by marketable securities	$1,150,000	$1,150,000	$0	$1,150,000	$0
Marketable securities owned	$988,412	$988,412	$988,412	$0	$0
Marketable securities sold, not yet purchased	$994,267	$994,267	$994,267	$0	$0

3. CLEARING AGREEMENT

Jackson is an introducing broker and clears all transactions for customers on a fully disclosed basis with other brokers. Jackson promptly transmits all customer funds and securities to such clearing brokers and, at December 31, 2009, Jackson had no amounts or securities due the clearing broker from unsettled trades. Because Jackson is contingently liable for the payment of securities purchased and the delivery of securities sold by customers, Jackson maintains with its clearing brokers money market accounts to be used as deposits. The amount included as deposits was $104,575 at December 31, 2009.

3. CLEARING AGREEMENT (CONTINUED)

Accounts receivable from clearing brokers/dealers arise in the normal course of business from the settlement of securities transactions. The receivables are generally collected within 30 days. The clearing agreements provide the clearing broker with liens upon all cash and cash equivalents, securities and receivables held by the clearing broker. These liens secure the liabilities and obligations of Jackson to the clearing broker. Accordingly, Jackson is subject to credit risk if the clearing broker is unable to repay the balance in the accounts.

4. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Marketable securities owned and marketable securities sold, not yet purchased, consist of trading securities at market value as follows at December 31, 2009:

	Assets	Liabilities
Municipal bonds	$988,412	$994,267

5. RELATED PARTY TRANSACTIONS

The Company has entered into related party transactions with affiliates, including its parent, Atlanta Life and other affiliated companies. The Company enters into these arms length transactions in the normal course of business.

Intercompany Shared Corporate Services Agreement

The Company is obligated to Atlanta Life under an intercompany shared corporate services agreement. The agreement calls for the Company to pay Atlanta Life $300,000 annually, as full and complete compensation for providing the following services: human resources, legal, IT, marketing facilities use, financial, audit and risk management services. The costs were determined by a "percentage of time spent methodology". At December 31, 2009 the total amount due under this agreement was $25,000 and is included on the statement of financial condition as intercompany shared corporate services payable.

Liabilities Subordinated To the Claims of General Creditors

As explained in Note 8, the Company has loan agreements with Atlanta Life and Jackson Financial Corporation, At December 31, 2009 outstanding advances under these loan agreements totaled $6,623,881, which included accrued interest in the amount of $92,048.

Management Fees

The Company has a management agreement with Jackson Financial Corporation ("JFC"), which was the former sole member of the Company, and is now the owner of 28% of the membership interests. The Company pays JFC a monthly management fee for various expenses. For the year ending December 31, 2009 management fees paid to JFC totaled $48,000.

6. NET CAPITAL

Pursuant to Rule 15c3-1 of the SEC, Jackson is required to maintain "net capital" (as defined under this rule), equal to the greater of $100,000 or 6 2/3% of the "aggregate indebtedness," as these terms are defined. Net capital changes from day to day, but at December 31, 2009, Jackson had net capital and net capital requirements of $1,547,376 and $100,000, respectively.

7. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Profit Sharing Plan and Trust ("The Plan") to provide for retirement and incidental benefits for its employees. Employees may contribute up to 15% of their annual compensation to the Plan, limited to a maximum annual dollar amount as set periodically by the Internal Revenue Service. Employer contributions to the plan are discretionary as determined by the board of directors. There were no Company matching or discretionary contributions in 2009

8. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Jackson has the following subordinated borrowings at December 31, 2009:

	Loan Principal	Accrued Interest	Total
Subordinated loan from Jackson Financial Corporation in the amount of $1,000,000 with a stated annual interest rate of Libor plus 4.50%, which at December 31, 2009 approximated 4.797%, ; matures on October 6, 2012.	$1,000,000	$92,048	$1,092,048
Subordinated loan from Atlanta Life Financial Group in the amount of $4,381,833 with a stated annual interest rate of 5% ; matures on July 31, 2012.	4,381,833	-	4,381,833
Secured demand note from Atlanta Life Financial Group in the amount of $1,150,000 with a stated annual interest rate of 5% ; matures on July 31, 2012 and is secured by marketable securities.	1,150,000	-	1,150,000
Total	$6,531,833	$92,048	$6,623,881

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. Interest expensed during December 31, 2009 on the subordinated loans amounted to $544,815.

9. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company had cash balances at December 31, 2009 that exceeded the balances insured by the FDIC by $312,319.

10. SUPPLEMENTAL CASH FLOW INFORMATION

For the year ended December 31, 2009, cash paid for interest totaled $146,400.

11. LEASE COMMITMENTS

The Company leases office facilities in Georgia, Illinois, Connecticut, and other locations under various office leases. These obligations end on various dates with the longest lease expiring on October 1, 2012.

During 2009, the Company elected to move their office facilities in Chicago. The former Chicago office had a lease obligation expiring on October 31, 2012. Effective May 26, 2009, the Company entered into a sublease agreement expiring October 31, 2012 for its former Chicago office. The following is a schedule of future minimum rental payments under noncancellable operating lease as of December 31, 2009:

Year Ending December 31	Minimum Lease Commitment	Sublease Income	Net Lease Commitments
2010	$ 196,319	$ 103,400	$ 92,919
2011	132,597	103,400	29,197
2012	102,656	86,167	16,489
	$ 431,572	$ 292,967	$ 138,605

As a result of the Company's move of the Chicago office and the termination of the lease, the net present value of the future minimum rental payments, net of future sublease income to be received has been recorded as liability. The balance at December 31, 2009 was $59,153, and is included in accrued expenses.

All leases require the Company to pay for insurance, maintenance, and its proportionate share of the property taxes related to each facility in addition to the minimum rental payments. Rent expense for the year ended December 31, 2009, including other charges, was $318,841, and is included in office expenses.

12. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, Jackson executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the clearing agreement, the clearing broker acts as principal in agency transactions. If the agency transactions do not settle due to failure to perform by either the customer or the counterparty, Jackson may be obligated to discharge the obligation of the non-performing party and, as a result, may incur loss if the market value of the securities differs from the contract amount. Jackson's risk is normally limited to differences in the market values of the securities from their contract amounts.

Jackson does not anticipate non-performance by customers or counterparties in the above situations. It is Jackson's policy to monitor its market exposure and counterparty risk. In addition, Jackson has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Securities sold, not yet purchased, represent obligations of Jackson to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as Jackson's ultimate obligation for securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

13. ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

The Company adopted ASC 740 formerly known as FIN No. 48, *Uncertainty in Income Taxes* on January 1, 2009. At December 31, 2009 there are no material uncertain income tax positions.

14. PRIOR PERIOD ADJUSTMENTS

Members' equity at the beginning of 2008 has been adjusted for an interest calculation recognized in error in prior years. The correction has no effect on the results of the current year's operations; however, the adjustment increases members' equity for 2008 by $20,359. Had the error not occurred, net loss for 2008 would have been decreased $20,359.

SUPPLEMENTAL INFORMATION

JACKSON SECURITIES, LLC
A Subsidiary of Atlanta Life Financial Group
DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$(4,471,656)
2.	Deduct ownership equity not allowable for Net Capital		0
3.	Total ownership equity qualified for Net Capital		(4,471,656)
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in Computation of net capital		6,623,881
	B. Other (deductions) or allowable credits (List)		
			0
5.	Total capital and allowable subordinated liabilities		2,152,225
6.	Deductions and/or charges:		
	A. Total non allowable assets from Statement of Financial Condition (Notes B and C)	499,853	
	B. Secured demand note deficiency	0	
	C. Commodity futures contracts and spot Commodities – proprietary capital changes	0	
	D. Other deductions and/or charges	39,771	
7.	Other additions and/or credits (List)		
			(539,624)
8.	Net capital before haircuts on securities positions		1,612,601

JACKSON SECURITIES, LLC
A Subsidiary of Atlanta Life Financial Group
DECEMBER 31, 2009

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):

A. Contractual securities commitments	0	
B. Subordinates securities borrowings	0	
C. Trading and investment securities:	0	
1. Exempted securities	64,646	
2. Debt securities	0	
3. Options	0	
4. Other securities	579	
D. Undue Concentration	0	
E. Other (List)		(65,225)
10. Net Capital		$1,547,376

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)	$ 32,948
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	100,000
13. Net capital requirement (greater of line 11 or 12)	100,000
14. Excess net capital (line 10 less 13)	1,447,376
15. Excess net capital at 120%	$1,427,376

JACKSON SECURITIES, LLC
A Subsidiary of Atlanta Life Financial Group
DECEMBER 31, 2009

16.	Total A.I. liabilities from Statement of Financial Condition	$ 494,217
17.	Less: Securities borrowed for which equivalent value is paid Less; Subordinated notes payable, secured with securities of equivalent value	
18.	Add:	
	A. Drafts for immediate credit ________	
	B. Market value of securities borrowed for which no equivalent value is paid or credited ________	
	C. Other unrecorded amounts (List)	
19.	Total aggregated indebtedness	$ 494,217
20.	Percentage of aggregated indebtedness to net capital (line 19/line 10)	% 31.94

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0

JACKSON SECURITIES, LLC
A Subsidiary of Atlanta Life Financial Group
Computation for Determination of Reserve Requirements
For Broker/Dealers under Rule 15c3-3 and Information For
Possession or Control Requirements under Rule 15c3-3
December 31, 2009

The Company does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a) (1) of Rule 15c3-3. Therefore, the Company is exempt from the provisions of that rule.

JACKSON SECURITIES, LLC
A Subsidiary of Atlanta Life Financial Group
RECONCILIATION INCLUDING APPROPRIATE EXPLANATIONS OF THE AUDITED COMPUTATION OF NET CAPITAL WITH THE COMPANY'S CORRESPONDING UNAUDITED PART II A FOCUS REPORT FILING AT DECEMBER 31, 2009

There were no differences between the audited computation of net capital and the un-audited Part II A Focus Filing at December 31, 2009, as amended.

JACKSON SECURITIES, LLC
A Subsidiary of Atlanta Life Financial Group
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2009

Balance, December 31, 2008,	$ 6,937,774
Subordinated loans maturing in 2009 including accrued interest payable	(5,825,166)
New subordinated loan issued during 2009	4,381,833
New secured demand note issued during 2009	1,150,000
Interest accrued	(20,560)
Balance, December 31, 2009	$ 6,623,881

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS

H C L

125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members
Jackson Securities, LLC

In planning and performing our audit of the financial statements of Jackson Securities, LLC, (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. In addition, the Company is a small organization and segregation of duties is limited by the number of employees.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as, defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the members, management and the SEC and any other regulatory bodies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Horwich Coleman Levin, LLC

Horwich Coleman Levin, LLC
Certified Public Accountants
Chicago, Illinois

February 26, 2010